Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-194892 on Form F-10 of Magna International Inc. (the “Company”) of our report dated March 6, 2014 with respect to the consolidated balance sheet of the Company as at December 31, 2013, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2013 included in this Current Report on Form 6-K of the Company furnished to the securities and exchange commission on March 5, 2015.

/s/ “Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
March 5, 2015.	Licensed Public Accountants